UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For Fiscal Year Ended: December 31, 2002 or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                                  to

Commission File Number:     333-25213

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401 (k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated

750 Lakeshore Parkway

Birmingham, Alabama 35211

Telephone No: (205) 940-4000

Saks Incorporated

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2002

Saks Incorporated 401(k) Retirement Plan

Note:	Other schedules required by 29 CFR 2520-130-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator

Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for plan benefits of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, as listed on the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 13, 2003

Saks Incorporated 401(k) Retirement Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Cash (Note 3)	$—	$156,176,947
Investments, at market value	442,431,089	317,094,421
Participant contribution receivable	1,803,038	1,381,831
Employer contribution receivable	656,304	4,867,548
Interest and dividends receivable	272,398	77,875

Net assets available for plan benefits	$445,162,829	$479,598,622

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2002

Increase in net assets available for plan benefits
Interest and dividend income	$5,313,711
Contributions
Employer	16,293,479
Participant	41,641,049
Rollover	1,413,794

Total increases	64,662,033

Decrease in net assets available for plan benefits
Benefit payments	45,351,190
Administrative fees	802,858
Net depreciation in market value of investments	52,943,778

Total decreases	99,097,826

Net decrease	(34,435,793)
Net assets available for plan benefits, beginning of year	479,598,622

Net assets available for plan benefits, end of year	$445,162,829

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

For the Year Ended December 31, 2002

1.	Description of the Plan

The following description of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Saks Incorporated and subsidiaries who are a minimum of 21 years of age and have completed at least 1,000 service hours within a twelve-month period. Leased employees, individuals who are represented by collective bargaining groups and certain other employees, as defined in the Plan Agreement, are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan allows for discretionary employer contributions, participant contributions and rollover contributions. The Employer contributes a discretionary amount of cash or employer stock to the Plan as approved by the Employer’s Board of Directors. The Employer’s contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable participant salary deferrals, as defined in the Plan agreement. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. For the 2002 plan year, the Employer’s matching contribution was 60% of the first 5% of total compensation that a participant elected to contribute.

Participants may elect regular payroll deductions of up to 90% of compensation, as defined, to be contributed to the Plan on a before or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the “Code”) ($11,000 for 2002). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollover contributions”) provided such contributions meet the requirements of the Plan Agreement. Participants direct the investment of their contributions, as well as the Employer’s contributions, into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and an Employer common stock fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s discretionary contribution, and an allocation of the Plan’s earnings or losses. Allocations are based on account balances as defined in the Plan Agreement.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

For the Year Ended December 31, 2002

Vesting

All participants are immediately vested in their contributions, including rollover contributions, plus actual earnings thereon. The Plan participants vest in the Employer’s discretionary contribution plus actual earnings thereon, based on years of credited service as follows:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability (all as defined in the Plan Agreement).

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum of equal to the lesser than $50,000 or 50% of the vested value of his or her account less any other outstanding loans. The loans are collateralized by the balance in the participants’ accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly. At December 31, 2002 and 2001, interest rates ranged from 5.25% to 10.50% and 6.00% to 10.50%, respectively. At December 31, 2002 and 2001, the total outstanding loan balance aggregated $17,085,961 and $17,362,390, respectively.

Forfeitures

Forfeitures occur when a nonvested participant receives a distribution of the full vested value of their account or incurs five consecutive breaks in service, as defined in the Plan Agreement. Forfeitures are first applied to reinstate previously forfeited accounts which are required to be reinstated as defined in the Plan Agreement. Forfeitures may also be used to provide funds necessary for the correction of errors as defined in the Plan Agreement. Any additional forfeitures are used to reduce future employer contributions. At December 31, 2002 and 2001, the Plan had $458,515 and $487,466 of unallocated forfeitures included in net assets available for plan benefits, respectively.

Distribution of Benefits

Plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant’s life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time. In the event of termination of the Plan, participants become fully vested and are entitled to the full value of their accounts.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

For the Year Ended December 31, 2002

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated April 23, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, and the Employer has requested, but not yet received, an updated determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the financial statements.

Valuation of Investments

Investments of the Plan are stated in the accompanying financial statements at market value as determined by the trustee based on quoted market prices. Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned.

Loans to participants are valued at cost which approximates market value.

Participants are exposed to credit loss in the event of non-performance by Wells Fargo (the “Trustee”) or non-performance by the companies in which the investments are placed.

In accordance with the policy of stating investments at market value, the Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from the Employer are accrued based on amounts declared by the Employer’s Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participant’s payroll.

Expenses of the Plan

Expenses of $802,858 incurred in the administration of the Plan during the 2002 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain plan expenses are paid by the Employer.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

For the Year Ended December 31, 2002

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.	Investments

Investment information as of December 31, 2002 and 2001 and for the year ended December 31, 2002 is as follows:

	2002	2001
Mutual funds:
Wells Fargo Small Cap Fund	$14,463,911	$20,621,672
Vanguard Institutional Index	67,909,463	55,233,649
Dreyfus Intermediate Term Income	29,047,638	15,273,558
Wells Fargo Asset Allocation	36,579,237	44,053,098
Neuberger & Berman Genesis Trust	39,473,388	34,520,301
Janus Advisor International	10,802,911	8,093,732
Wells Fargo Stable Return	127,694,319	52,389,852
AIM Basic Value	8,304,129	4,120,370
MFS Massachusetts Investors Growth	4,358,241	2,277,032
Fidelity Magellan Fund	29,869,943	43,024,438
Fidelity Low-Priced Stock Fund	10,020,080	5,180,370
Wells Fargo Growth Balanced	10,821,470	—
Federated Capital Appreciation	17,563,333	—
Common stock:
Saks Incorporated (a)	18,437,065	14,943,959
Participant loans	17,085,961	17,362,390

	$442,431,089	$317,094,421

Interest and dividend income	$5,313,711	$5,120,230

Net depreciation in market value of investments	$(52,943,778)	$(9,191,813)

(a)	The Saks Incorporated Stock Fund is measured in “units” of participation rather than in shares of Saks Incorporated common stock.

The Vanguard Institutional Index, Wells Fargo Asset Allocation, Neuberger & Berman Genesis Trust, Wells Fargo Stable Return and Fidelity Magellan Fund each exceeded 5% of the Plan’s net assets available for plan benefits at December 31, 2002 and 2001. The Dreyfus Intermediate Term Income Fund exceeded 5% of the Plan’s net assets available for plan benefits at December 31, 2002.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

For the Year Ended December 31, 2002

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net depreciation in value of $(52,943,778) during the year ended December 31, 2002, as follows:

Mutual funds	$(56,706,462)
Common stock	3,762,684

$(52,943,778)

At December 31, 2001, the Plan held $156,176,947 in cash to help facilitate the transfer of assets from the SFA Plan to the Plan. This amount was subsequently reinvested in investments offered by the Trustee and directed by the plan participants.

4.	Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 2002, but that had not yet been paid.

Supplemental Schedule

Saks Incorporated 401(k) Retirement Plan

Schedule of Assets Held for Investment Purposes at End of Year

For the Year Ended December 31, 2002

	(b) Identity of issue, borrower, lessor	(c) Description of investment including maturity date, rate of interest, collateral,		(e) Current
(a)	or similar party	par, or maturity value	(d) Cost**	Value

*	Wells Fargo Small Cap Fund	Mutual fund		14,463,911
	Vanguard Institutional Index	Mutual fund		67,909,463
	Dreyfus Intermediate Term Income	Mutual fund		29,047,638
*	Wells Fargo Asset Allocation	Mutual fund		36,579,237
	Neuberger & Berman Genesis Trust	Mutual fund		39,473,388
	Janus Advisor International	Mutual fund		10,802,911
*	Wells Fargo Stable Return	Mutual fund		127,694,319
	AIM Basic Value	Mutual fund		8,304,129
	MFS Massachusetts Investors Growth	Mutual fund		4,358,241
	Fidelity Magellan Fund	Mutual fund		29,869,943
	Fidelity Low-Priced Stock Fund	Mutual fund		10,020,080
*	Wells Fargo Growth Balanced	Mutual fund		10,821,470
	Federated Capital Appreciation	Mutual fund		17,563,333
*	Saks Incorporated	Common stock		18,437,065
*	Participant loans			17,085,961

				$442,431,089

  * Party-in-interest to the Plan.

** Cost information not required to be disclosed as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Saks Incorporated 401 (k) Retirement Plan

Date: June 27, 2003	/s/ Douglas E. Coltharp Douglas E. Coltharp Executive Vice President and Chief Financial Officer of Saks Incorporated